Exhibit 99.1

Execution Version

THOMSON REUTERS CORPORATION
(An Ontario corporation)

US$500,000,000 0.875% Notes due 2016
US$350,000,000 4.50% Notes due 2043

TERMS AGREEMENT

May 16, 2013
Thomson Reuters Corporation
3 Times Square
New York, New York 10036

Ladies and Gentlemen:

We understand that Thomson Reuters Corporation, an Ontario corporation (the “Company”), proposes to issue and sell US$500,000,000 aggregate principal amount of the Company’s 0.875% Notes due 2016 (the “2016 Notes”) and US$350,000,000 aggregate principal amount of the Company’s 4.50% Notes due 2043 (the “2043 Notes” and, together with the 2016 Notes, the “Underwritten Securities”).  Subject to the terms and conditions set forth or incorporated by reference herein, the Underwriters named in Schedule A hereto offer to purchase, severally and not jointly, the respective amounts of the Underwritten Securities set forth opposite their respective names at the purchase price set forth below.

The Underwritten Securities shall have the following terms:

Title of Underwritten Securities:	0.875% Notes due 2016
4.50% Notes due 2043

Principal amount to be issued:	2016 Notes: US$500,000,000
2043 Notes: US$350,000,000

Interest rate:	2016 Notes: 0.875% per annum
2043 Notes: 4.50% per annum

Interest payment dates:	May 23 and November 23, commencing November 23, 2013

Business day:
When used with respect to any Place of Payment or any other location referred to in the Amended and Restated Indenture dated as of December 21, 2010, between the Company, Computershare Trust Company of Canada (“Computershare”), as the Canadian Trustee, and Deutsche Bank Trust Company Americas (“DB”), as the U.S. Trustee (the “Amended and Restated Indenture”), as supplemented by a second supplemental indenture to be dated the Closing Date (the “Second Supplemental Indenture” and, together with the Amended and Restated Indenture, the “Indenture”) between the Company and DB as U.S. Trustee, expressly or impliedly, which shall include Toronto, Ontario or New York, New York hereunder, or in the Underwritten Securities, means, unless otherwise specified with respect to any Underwritten Securities pursuant to Section 301 of the Indenture, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment or other such location are authorized or obligated by law or executive order to close.

1

Regular record dates:	May 9 and November 9, whether or not a Business Day

Maturity dates:	2016 Notes: May 23, 2016
2043 Notes: May 23, 2043

Redemption provisions:
Until their maturity, in the case of the 2016 Notes, and prior to November 23, 2042 (six months prior to the maturity date), in the case of the 2043 Notes, the Underwritten Securities will be redeemable in whole or in part at any time, at the Company’s option, at a Redemption Price equal to the greater of (i) 100% of the principal amount of such Securities and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis at the Treasury Rate plus 10 basis points for the 2016 Notes and 25 basis points for the 2043 Notes, in each case together with accrued interest thereon to the Redemption Date.  Interest will be calculated on the basis of a 360-day year consisting of 12 30-day months.

In addition, on or after November 23, 2042 (six months prior to the maturity date), the 2043 Notes will be redeemable in whole or in part, at the Company’s option, at a Redemption Price equal to 100% of the principal amount of such Underwritten Securities, together with the accrued interest thereon to the Redemption Date.

The Underwritten Securities will also be redeemable in whole and not in part at any time, at the Company’s option, at a Redemption Price equal to 100% of the aggregate principal amount of the particular series of Underwritten Securities plus accrued interest to the Redemption Date in the event of certain changes to Canadian withholding taxes.

2

Repurchase upon Change
of Control Triggering Event:
The Company will be required to make an offer to repurchase the Underwritten Securities at a price equal to 101% of the aggregate principal amount of the particular series, plus accrued and unpaid interest to the date of repurchase, upon a Change of Control Triggering Event (as defined in the Second Supplemental Indenture).

Sinking fund requirements:	None

Initial public offering price:	2016 Notes: 99.732%, plus accrued interest, if any, from May 23, 2013
2043 Notes: 98.094%, plus accrued interest, if any, from May 23, 2013

Purchase price paid by Underwriters:	2016 Notes: 99.482%, plus accrued interest, if any, from May 23, 2013
2043 Notes: 97.219%, plus accrued interest, if any, from May 23, 2013

Form:	Registered book-entry only Global Notes delivered through the facilities of The Depository Trust Company

Closing date and location:	May 23, 2013, 9:00 a.m.,
New York City time,
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022-6069

Period referred to in Section 3(h)
of the Basic Provisions:	May 16, 2013 through the Closing Date

Applicable Time:	4:32 p.m., May 16, 2013

All the provisions contained in the document attached as Annex A hereto entitled “Thomson Reuters Corporation–Debt Securities–Underwriting Agreement Basic Provisions” (the “Basic Provisions”) are hereby incorporated by reference in their entirety herein and shall be deemed to be a part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein.  Terms defined in the Basic Provisions are used herein as therein defined.  References in the Basic Provisions to “Representatives” shall in each case refer to Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., Morgan Stanley & Co. LLC and RBS Securities Inc. and references to “Underwriters” shall in each case refer to the underwriters listed in Schedule A hereto.

In addition to the provisions contained in the Basic Provisions, the Company represents that the financial information contained in the Registration Statement, the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus under the headings “Selected Consolidated Financial Information” and “Capitalization and Indebtedness” is derived from the accounting records of the Company and its consolidated subsidiaries and fairly presents in all material respects the information purported to be shown thereby.

3

In addition to the provisions contained in the Basic Provisions, we represent and agree with the Company that:

(i)
we have not and will not offer, sell or deliver any of the Underwritten Securities directly or indirectly, or distribute the Canadian Base Prospectus, the U.S. Base Prospectus, the Disclosure Package, the Canadian Final Prospectus or the U.S. Final Prospectus or any other offering material relating to the Underwritten Securities, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and in a manner that will not impose any obligations on the Company, except as set forth in the Basic Provisions or this Agreement; and

(ii)
we will not directly or indirectly offer, sell or deliver any Underwritten Securities purchased by us under this Agreement in Canada or to any resident of Canada, in contravention of the securities laws of any province or territory of Canada, and any selling agreement or written arrangement with respect to the Underwritten Securities will require any dealer or other party thereto to make a representation to the same effect.

[SIGNATURE PAGE FOLLOWS]

4

Please accept this offer by signing a copy of this Terms Agreement in the space set forth below and returning the signed copy to us.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By:	/s/ John Han
Name: John Han
Title: Director

By:	/s/ Eunice King
Name: Eunice King
Title: Director

HSBC SECURITIES (USA) INC.

By:	/s/ Elsa Y. Wang
Name: Elsa Y. Wang
Title: Vice President

MORGAN STANLEY & CO. LLC

By:	/s/ Yurij Sylz
Name: Yurij Sylz
Title: Executive Director

RBS SECURITIES INC.

By:	/s/ Thomas Bausano
Name: Thomas Bausano
Title: Managing Director

On behalf of themselves and the other several
Underwriters named in Schedule A hereto.

[Signature Page to Terms Agreement]

Accepted:

THOMSON REUTERS CORPORATION

By:	/s/ Michelle Scheer
Name: Michelle Scheer
Title: Treasurer

[Signature Page to Terms Agreement]

SCHEDULE A

Underwriter	Principal amount of 2016 Notes	Principal amount of 2043 Notes
Deutsche Bank Securities Inc.	$92,500,000	$64,750,000
HSBC Securities (USA) Inc.	92,500,000	64,750,000
Morgan Stanley & Co. LLC	92,500,000	64,750,000
RBS Securities Inc.	92,500,000	64,750,000
Barclays Capital Inc.	30,500,000	21,350,000
Goldman, Sachs & Co.	30,500,000	21,350,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	30,500,000	21,350,000
BMO Capital Markets Corp.	5,500,000	3,850,000
Citigroup Global Markets Inc.	5,500,000	3,850,000
J.P. Morgan Securities LLC	5,500,000	3,850,000
RBC Capital Markets, LLC	5,500,000	3,850,000
Standard Chartered Bank	5,500,000	3,850,000
TD Securities (USA) LLC	5,500,000	3,850,000
Wells Fargo Securities, LLC	5,500,000	3,850,000
Total	$500,000,000	$350,000,000

A-1

SCHEDULE B
Final Pricing Term Sheets

Thomson Reuters Corporation

Final Pricing Term Sheet – 0.875% Notes due 2016

Issuer:	Thomson Reuters Corporation

CUSIP/ISIN:	884903 BL8/ US884903BL82

Security Type:	SEC Registered

Principal Amount:	$500,000,000

Maturity Date:	May 23, 2016

Coupon:	0.875%

Public Offering Price:	99.732%

Yield to Maturity:	0.966%

Spread:	+60 basis points

Benchmark Treasury:	UST 0.250% due May 15, 2016

Treasury Yield/Price:	0.366% / 99-21

Trade Date:	May 16, 2013

Settlement Date:	May 23, 2013 (T+5)

Interest Payment Dates:	May 23 & November 23, commencing November 23, 2013

Optional Redemption:
Until their maturity, the three-year notes will be redeemable in whole or in part at any time, at the Company’s option, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 10 basis points for the three-year notes, in each case together with accrued interest thereon to the redemption date.  Interest will be calculated on the basis of a 360-day year consisting of 12 30-day months.

Joint Bookrunning Managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC RBS Securities Inc.

Senior Co-Managers:	Barclays Capital Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	BMO Capital Markets Corp. Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC Standard Chartered Bank TD Securities (USA) LLC Wells Fargo Securities, LLC

This communication is intended for the sole use of the person to whom it is provided by us.

We expect that delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the fifth business day following the date of this term sheet.  Under Rule 15c6-1 of the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the following business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of the notes who wish to trade the notes on the date hereof or the following business day should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting:  Deutsche Bank Securities Inc. at 800-503-4611 or prospectus.cpdg@db.com; HSBC Securities (USA) Inc. at 866-811-8049; Morgan Stanley & Co. LLC at 1-866-718-1649 or prospectus@morganstanley.com or RBS Securities Inc. toll free at 1-866-884-2071.

Thomson Reuters Corporation

Final Pricing Term Sheet – 4.50% Notes due 2043

Issuer:	Thomson Reuters Corporation

CUSIP/ISIN:	884903 BM6 / US884903BM65

Security Type:	SEC Registered

Principal Amount:	$350,000,000

Maturity Date:	May 23, 2043

Coupon:	4.50%

Public Offering Price:	98.094%

Yield to Maturity:	4.618%

Spread:	+155 basis points

Benchmark Treasury:	UST 3.125% due February 15, 2043

Treasury Yield/Price:	3.068% / 101-03+

Trade Date:	May 16, 2013

Settlement Date:	May 23, 2013 (T+5)

Interest Payment Dates:	May 23 & November 23, commencing November 23, 2013

Optional Redemption:
Prior to November 23, 2042 (six months prior to their maturity date), the thirty-year notes will be redeemable in whole or in part at any time, at the Company’s option, at a redemption price equal to the greater of (i) 100% of the principal amount of such series and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 25 basis points in the case of the thirty-year notes, in each case together with accrued interest thereon to the redemption date.  Interest will be calculated on the basis of a 360-day year consisting of 12 30-day months.

In addition, on or after November 23, 2042 (six months prior to the maturity date), the thirty-year notes will be redeemable in whole or in part, at the Company’s option, at a Redemption Price equal to 100% of the principal amount of such Notes, together with the accrued interest thereon to the redemption date.

Joint Bookrunning Managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC RBS Securities Inc.

Senior Co-Managers:	Barclays Capital Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	BMO Capital Markets Corp. Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC Standard Chartered Bank TD Securities (USA) LLC Wells Fargo Securities, LLC

This communication is intended for the sole use of the person to whom it is provided by us.

We expect that delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the fifth business day following the date of this term sheet.  Under Rule 15c6-1 of the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the following business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of the notes who wish to trade the notes on the date hereof or the following business day should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting:  Deutsche Bank Securities Inc. at 800-503-4611 or prospectus.cpdg@db.com; HSBC Securities (USA) Inc. at 866-811-8049; Morgan Stanley & Co. LLC at 1-866-718-1649 or prospectus@morganstanley.com or RBS Securities Inc. toll free at 1-866-884-2071.

SCHEDULE C
Additional Free Writing Prospectuses

None

C-1

ANNEX A

THOMSON REUTERS CORPORATION
(an Ontario corporation)

DEBT SECURITIES

UNDERWRITING AGREEMENT BASIC PROVISIONS

Thomson Reuters Corporation, an Ontario corporation (the “Company”) proposes to issue and sell up to US$3,000,000,000 aggregate principal amount of the Company’s debt securities from time to time on terms to be determined at the time of sale (such debt securities constituting the “Underwritten Securities” with respect to a Terms Agreement (as defined below)).  The Underwritten Securities will be issued under an amended and restated indenture dated as of December 21, 2010, as supplemented on the dates set forth in the Terms Agreement (the “Indenture”) between the Company, Computershare Trust Company of Canada (“Computershare”) and Deutsche Bank Trust Company Americas (“DB”), each of Computershare and DB, a Trustee.  Each issue of Underwritten Securities may vary as to the aggregate principal amount, maturity date, interest rate or formula and timing of payments thereof, redemption provisions, conversion provisions and sinking fund requirements, if any, and any other variable terms which the Indenture contemplates may be set forth in the Underwritten Securities as issued from time to time.

This is to confirm the arrangements with respect to the purchase of Underwritten Securities from the Company by the Representatives and the several Underwriters listed in the applicable terms agreement entered into between the Representatives and the Company of which this Underwriting Agreement Basic Provisions is Annex A thereto (the “Terms Agreement”).  With respect to any particular Terms Agreement, the Terms Agreement, together with the provisions hereof incorporated therein by reference, is herein referred to as the “Agreement”.  Terms defined in the Terms Agreement are used herein as therein defined.

The Company has filed a short form base shelf prospectus (the “Canadian Base Prospectus”) dated May 10, 2013 with the Ontario Securities Commission (the “Reviewing Authority”) and with the securities commissions in each of the other Provinces of Canada (the “Qualifying Authorities”, provided that the term “Qualifying Authorities” shall mean, with respect to any offering of Underwritten Securities, only those other Provinces of Canada in which a public offering of such Underwritten Securities is being made, if any), in accordance with the rules and procedures established pursuant to the securities laws of all the Provinces of Canada and, in particular, pursuant to National Instrument 44-101 Short Form Prospectus Distributions and National Instrument 44-102 Shelf Distributions (the “Shelf Procedures”).  A receipt for the Canadian Base Prospectus has been obtained from the Reviewing Authority which also evidences the issuance of a receipt in the other Provinces of Canada pursuant to Multilateral Instrument 11-202 - Passport System.  The term “Canadian Preliminary Prospectus” means any prospectus supplement relating to the Underwritten Securities that excludes certain pricing information that may be filed with the Qualifying Authorities in accordance with the Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated therein by reference.  The term “Canadian Final Prospectus” means the prospectus supplement relating to the Underwritten Securities that includes the pricing information omitted from the Canadian Preliminary Prospectus, in the form first filed with the Qualifying Authorities after the Applicable Time (as defined in the Terms Agreement) in accordance with the Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated therein by reference.

The Company has also filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-10 (No. 333-188300) providing for the registration of the Underwritten Securities under the Securities Act of 1933, as amended (the “1933 Act”), and the rules and regulations of the Commission thereunder (the “1933 Act Regulations”).  Such registration statement, as amended, which includes the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), in the form heretofore delivered to the Underwriters, including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, and any post-effective amendments thereto, has become effective under the 1933 Act.  Such registration statement on Form F-10 at any given time, as amended to such time, including any exhibits and all documents incorporated therein by reference, and the documents otherwise deemed to be a part thereof or included therein by 1933 Act Regulations, is referred to herein as the “Registration Statement.”  The prospectus included in the Registration Statement at the time it first became effective is referred to herein as the “U.S. Base Prospectus”, and the U.S. Base Prospectus together with the prospectus supplement relating to the Underwritten Securities in the form first filed with the Commission pursuant to General Instruction II.L. of Form F-10 and Rule 424(b) under the 1933 Act, as applicable, after the Applicable Time is referred to herein as the “U.S. Final Prospectus”.  Any preliminary prospectus supplement relating to the Underwritten Securities filed with the Commission pursuant to General Instruction II.L. of Form F-10 and Rule 424(b) under the 1933 Act, as applicable, and together with the U.S. Base Prospectus is hereafter referred to as a “U.S. Preliminary Prospectus”.  The U.S. Preliminary Prospectus relating to the Underwritten Securities as amended or supplemented immediately prior to the Applicable Time, taken together with (i) the final term sheet prepared and filed with the Commission by the Company pursuant to Section 3(a) hereof, (ii) the Issuer Free Writing Prospectuses, if any, identified in Schedule C to the applicable Terms Agreement and (iii) any other Free Writing Prospectus that the parties to the applicable Terms Agreement shall expressly agree in writing to treat as part of the Disclosure Package are hereafter referred to collectively as the “Disclosure Package”.  Any reference herein to the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, any preliminary prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein that were filed with the Reviewing Authority or the Commission on or before the date of such document and the documents otherwise deemed to be a part thereof or included therein by 1933 Act Regulations; and any reference herein to any “amendment” or “supplement” to the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, any preliminary prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include (i) the filing of any document with the Reviewing Authority or the Commission after the date of such document that is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by 1933 Act Regulations and (ii) any such document so filed.

The Company has prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”).

SECTION 1.        Representations and Warranties by the Company.

The Company represents, warrants and agrees with each Underwriter named in a Terms Agreement as of the date thereof, as of the Applicable Time and as of the Closing Time, as follows:

(a)           Final Receipt; Effectiveness; No Stop Order.

The Reviewing Authority has issued a receipt with respect to the Canadian Base Prospectus and no order suspending the distribution of the Underwritten Securities has been issued by the Reviewing Authority or any Qualifying Authority and no proceeding for that purpose has been initiated or, to the best of the Company’s knowledge, threatened by the Reviewing Authority or any Qualifying Authority.  The Registration Statement has become effective under the 1933 Act; no stop order suspending the effectiveness of the Registration Statement under the 1933 Act is in effect, and no proceedings for such purpose are pending before or, to the best of the Company’s knowledge, threatened by the Commission.

(b)           Compliance with U.S. and Canadian Securities Laws.

(i)      Each document filed or to be filed with the Reviewing Authority and the Qualifying Authorities and incorporated by reference in the Disclosure Package or the Canadian Final Prospectus complied or will comply when so filed in all material respects with the requirements of the securities laws, rules and regulations applicable in the Province of Ontario as interpreted and applied by the Reviewing Authority and with the securities laws, rules and regulations applicable in all of the other Provinces of Canada in which a public offering of the Underwritten Securities is being made, if any, as interpreted and applied by the Qualifying Authorities (the “Canadian Securities Laws”) and, as of the Applicable Time and Closing Time, none of such documents contained or will contain an untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Company meets the general eligibility requirements for use of Form F-10 under the 1933 Act, is eligible to use the Shelf Procedures and is eligible to file a short form prospectus with the Reviewing Authority and the Qualifying Authorities, (iii) the Canadian Base Prospectus complied as of the date the receipt was obtained from the Reviewing Authority, and any further amendment thereto will comply as of its issue date, as of the Applicable Time and as of the Closing Time (as hereinafter defined), in all material respects with the requirements of the securities laws, rules and regulations applicable in the Province of Ontario as interpreted and applied by the Reviewing Authority and with the Canadian Securities Laws, including the Shelf Procedures and the information and statements contained therein will constitute full, true and plain disclosure of all material facts relating to the Company, (iv) the U.S. Base Prospectus conformed as of the date of effectiveness of the Registration Statement to the Canadian Base Prospectus and the U.S. Final Prospectus will conform to the Canadian Final Prospectus as of its issue date and as of the Closing Time, except in each case for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, (v) each document, if any, filed or to be filed pursuant to the Securities Exchange Act of 1934, as amended (the “1934 Act”) and incorporated by reference in the Disclosure Package or the U.S. Final Prospectus complied or will comply when so filed in all material respects with the 1934 Act and the applicable rules and regulations of the Commission thereunder, (vi) each part of the Registration Statement (excluding the Statement of Eligibility and Qualification on Form T-1 of a Trustee), when such part became effective, as of the Applicable Time, and at the Closing Time, did not contain and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (vii) the Registration Statement and the U.S. Final Prospectus as of the effectiveness date under the 1933 Act complied and as of the Applicable Time and at the Closing Time will comply in all material respects with the 1933 Act and the 1933 Act Regulations and (viii) the U.S. Final Prospectus, and any amendment or supplement did not contain and will not contain as of the Applicable Time and at the Closing Time any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this Section 1(b) do not apply to statements or omissions in the Registration Statement, the U.S. Final Prospectus or the Canadian Final Prospectus based upon written information relating to an Underwriter furnished to the Company by such Underwriter through the Representatives expressly for use therein.

There are no contracts or documents which are required to be described in the Canadian Final Prospectus or the Disclosure Package or to be filed as exhibits to the Registration Statement which have not been so described and filed as required.

Additionally, there are no reports or information that in accordance with the requirements of the Reviewing Authority or the Qualifying Authorities must be made publicly available in connection with the offering of the Underwritten Securities that have not been made publicly available as required; there are no documents, other than the prospectus supplement relating to the Underwritten Securities, required to be filed with the Reviewing Authority or the Qualifying Authorities in connection with the Canadian Final Prospectus that have not been filed as required.

As of the Applicable Time and as of the Closing Time, the Disclosure Package does not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon written information relating to an Underwriter furnished to the Company by such Underwriter through the Representatives expressly for use therein.

At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the 1933 Act) of the Underwritten Securities, the Company was not and is not an Ineligible Issuer (as defined in Rule 405 under the 1933 Act (“Rule 405”)), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an Ineligible Issuer.  The Representatives have notified the Company of the earliest time that an offering participant made a bona fide offer of the Underwritten Securities.

As of the Applicable Time and the Closing Time, each Issuer Free Writing Prospectus did not and will not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified.  If prior to the Closing Time there occurs an event or development as a result of which the Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Company will notify promptly the Representatives so that any use of the Disclosure Package may cease until it is amended or supplemented.  The foregoing two sentences do not apply to statements in or omissions from the Disclosure Package based upon information relating to an Underwriter furnished to the Company by such Underwriter through the Representatives expressly for use therein.

(c)           Financial Statements.

The consolidated financial statements of the Company included in the Registration Statement, the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, together with the related schedules, if any, and notes, present fairly, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries at the dates indicated and the results of its operations and cash flows for the periods specified; said consolidated financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, applied on a consistent basis throughout the periods involved (except as otherwise specified in the notes thereto).

(d)           No Material Adverse Change in Business.

Since the respective dates as of which information is given in the Registration Statement, in the Disclosure Package, in the U.S. Final Prospectus and in the Canadian Final Prospectus, except as otherwise stated therein (exclusive of amendments and supplements thereto after the Applicable Time), there has been no material adverse change in the business, affairs, results of operations, assets, liabilities (contingent or otherwise) or capital of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (a “Material Adverse Effect”).

(e)           Good Standing of the Company.

The Company has been duly incorporated and is valid and subsisting as a corporation under the laws of the Province of Ontario and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus and to enter into and perform its obligations under this Agreement.

(f)            Due Authorization.

This Agreement has been duly authorized, executed and delivered by the Company.  The Indenture has been duly authorized by the Company and duly qualified under the 1939 Act and, when duly executed and delivered by the Company and the Trustee, will constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.  The Underwritten Securities have been duly authorized and, at the Closing Time, will have been duly executed by the Company and, when authenticated, issued and delivered in the manner provided for in the Indenture and delivered against payment of the purchase price therefor as provided in this Agreement, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, and will be in the form contemplated by, and entitled to the benefits of, the Indenture.  The foregoing representations in respect of the enforcement of the Indenture or the obligations represented by the Underwritten Securities  may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); no registration, filing or recording of the Indenture under the laws of Canada or any province thereof is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Underwritten Securities issued thereunder; the Underwritten Securities and the Indenture conform in all material respects to the respective statements relating thereto contained in the Disclosure Package, in the U.S. Final Prospectus and in the Canadian Final Prospectus and the Underwritten Securities and the Indenture will be in substantially the respective form filed or incorporated by reference, as the case may be, as exhibits to the Registration Statement.

(g)           Absence of Defaults and Conflicts.

Neither the Company nor any of its subsidiaries is in violation of its charter or by-laws or equivalent organizational documents or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which any of them may be bound, or to which any of the property or assets of the Company or any subsidiary is subject (collectively, “Agreements and Instruments”) except for such violations or defaults that are described in the Canadian Final Prospectus (exclusive of any amendments or supplements thereto), the Disclosure Package, and in the U.S. Final Prospectus (exclusive of any amendments or supplements thereto) or that would not result in a Material Adverse Effect; and the execution, delivery and performance of this Agreement, the Indenture and the Underwritten Securities and the consummation of the transactions contemplated herein and in the Registration Statement (including the issuance and sale of the Underwritten Securities) and compliance by the Company with its obligations hereunder and thereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, the Agreements and Instruments (except for such Repayment Events or conflicts, breaches or defaults or liens, charges or encumbrances that would not result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter or by-laws or equivalent organizational documents of the Company or any of its subsidiaries or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of its subsidiaries or any of their assets, properties or operations, except for such violations that would not result in a Material Adverse Effect.  As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries.

(h)           Absence of Further Requirements.

No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Underwritten Securities or the consummation of the transactions contemplated by this Agreement or for the due execution, delivery or performance of the Indenture and the Underwritten Securities, except such as have been already obtained or as may be required under the 1933 Act or the 1933 Act Regulations or state securities laws or securities laws in the Province of Ontario and will be obtained prior to the Closing Time.

(i)            Maintenance of Internal Controls and Procedures.

The Company maintains disclosure and internal controls and procedures in accordance with paragraph (a) of Rule 13a-15 under the 1934 Act, its management has conducted the evaluations required under paragraph (b) and (c) of such rule, and the Company has disclosed the conclusions of its principal executive and principal financial officers regarding the effectiveness of its disclosure controls and internal control over financial reporting and procedures based on such evaluations, as required by Form 40-F.

(j)            Registered Public Accounting Firm

To the best of the Company’s knowledge, PricewaterhouseCoopers LLP, an independent registered public accounting firm, who has audited the financial statements of the Company and its consolidated subsidiaries and issued its report with respect to the audited consolidated financial statements included and incorporated by reference in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, is an independent registered public accounting firm with respect to the Company within the meaning of the 1934 Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversignt Board (United States) (“PCAOB”).

SECTION 2.        Sale and Delivery to Underwriters; Closing.

(a)           Securities.

The obligations of the Underwriters to purchase, and the Company to sell, the Underwritten Securities shall be evidenced by the Terms Agreement.  The Terms Agreement specifies the principal amount of the Underwritten Securities, the names of the Underwriters participating in the offering (subject to substitution as provided in Section 10 hereof) and the principal amount of Underwritten Securities which each Underwriter severally has agreed to purchase, the purchase price to be paid by the Underwriters for the Underwritten Securities, the initial public offering price, if any, of the Underwritten Securities and any terms of the Underwritten Securities not already specified in the Indenture pursuant to which they are being issued (including, but not limited to, designations, denominations, current ratings, interest rates or formulas and payment dates, maturity dates, conversion provisions, redemption provisions and sinking fund requirements).

The several commitments of the Underwriters to purchase Underwritten Securities pursuant to the Terms Agreement shall be deemed to have been made on the basis of the representations and warranties herein contained and shall be subject to the terms and conditions herein set forth.

The several Underwriters propose to offer the Underwritten Securities for sale upon the terms and conditions set forth in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus.

(b)           Payment.

Payment of the purchase price for, and delivery of the Underwritten Securities to be purchased shall be made at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022-6069, or at such other place as shall be agreed upon by the Representatives and the Company, at 9:00 A.M. (Eastern time) on the fifth business day after the date of the Terms Agreement (unless postponed in accordance with the provisions of Section 10), or such other time after such date as shall be agreed upon by the Representatives and the Company (such time and date of payment and delivery being herein called the “Closing Time”).

Payment shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company, against delivery to the Representatives for the respective accounts of the Underwriters of the Underwritten Securities to be purchased by them.  It is understood that each Underwriter has authorized the Representatives, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Underwritten Securities which it has agreed to purchase.  The Representatives, individually and not as representatives of the Underwriters, may (but shall not be obligated to) make payment of the purchase price for the Underwritten Securities to be purchased by any Underwriter whose funds have not been received by the Closing Time, but such payment shall not relieve such Underwriter from its obligations hereunder and under the Terms Agreement.

(c)           Denominations; Registration.

Certificates for the Underwritten Securities shall be in such denominations ($2,000 or integral multiples of $1,000 in excess thereof) and registered in such name or names as the Representatives may request in writing at least one full business day before the Closing Time.  The Underwritten Securities, which may be in temporary form, will be made available for examination and packaging by the Representatives in The City of New York not later than 1:00 P.M. (Eastern time) on the business day prior to the Closing Time.

SECTION 3.        Covenants of the Company.

The Company covenants with the Representatives, and with each Underwriter participating in the offering of Underwritten Securities, as follows:

(a)           Compliance with Securities Regulations and Commission Requests.

Prior to the termination of the offering of the Underwritten Securities, the Company will not file any amendment to the Registration Statement (including the U.S. Final Prospectus or any U.S. Preliminary Prospectus) or supplement the Canadian Base Prospectus unless the Company has furnished to the Representatives a copy for their review prior to filing.  Subject to the foregoing sentence and immediately following the execution of a Terms Agreement, the Company will prepare (A) a final term sheet, containing solely a description of the Underwritten Securities, in the form set forth in Schedule B to the Terms Agreement and will file such term sheet with the Commission pursuant to Rule 433(d) under the 1933 Act within the time required by such Rule and will promptly file all material required to be filed with the Commission pursuant to Rules 433(d) and 424(b) under the 1933 Act, as applicable, and (B) the Canadian Final Prospectus and the U.S. Final Prospectus setting forth the principal amount of Underwritten Securities covered thereby and their terms not otherwise specified in the Indenture pursuant to which the Underwritten Securities are being issued, the names of the Underwriters participating in the offering and the principal amount of Underwritten Securities which each severally has agreed to purchase, the names of the Underwriters acting as co-managers in connection with the offering, the price at which the Underwritten Securities are to be purchased by the Underwriters from the Company, the initial public offering price, the selling concession and reallowance, if any, in a form approved by the Representatives (acting reasonably) and will file such Canadian Final Prospectus with the Reviewing Authority and the Qualifying Authorities in accordance with the Shelf Procedures and file such U.S. Final Prospectus with the Commission pursuant to General Instruction II.L. of Form F-10 and Rule 424(b) under the 1933 Act, as applicable, within the time required by the rules of the Commission and the Reviewing Authority and the Qualifying Authorities.  The Company will promptly file all reports required to be filed by it with the Reviewing Authority pursuant to the securities laws, rules and regulations applicable in the Province of Ontario as interpreted and applied by the Reviewing Authority, with Qualifying Authorities as required pursuant to the Canadian Securities Laws and the Commission pursuant to Section 13(a), 13(c) or 15(d) of the 1934 Act within the time periods required by the 1934 Act and the rules and regulations of the Commission thereunder for so long as the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the 1933 Act) is required in connection with the offering or sale of the Underwritten Securities, and during such same period will advise the Representatives, promptly after it receives notice thereof, of the time when any amendment to the Canadian Final Prospectus has been filed or receipted, when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Canadian Base Prospectus or any amended Canadian Final Prospectus or U.S. Final Prospectus has been filed with the Reviewing Authority or the Commission, of the issuance by the Reviewing Authority or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Underwritten Securities, of the suspension of the qualification of such Underwritten Securities for offering or sale in any jurisdiction, of the initiation or, to the knowledge of the Company, threatening of any proceeding for any such purpose, or of any request by the Reviewing Authority or the Commission for the amending or supplementing of the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus or for additional information relating to the Underwritten Securities; and, the Company will make every commercially reasonable effort to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Underwritten Securities or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Underwritten Securities or suspending any such qualification, to promptly make every commercially reasonable effort to obtain the withdrawal of such order.

(b)           Filing of Amendments.

If, at any time when a prospectus relating to the Underwritten Securities (or in lieu thereof, the notice referred to in Rule 173(a) under the 1933 Act) is required to be delivered under the 1933 Act, any event occurs as a result of which the Canadian Final Prospectus or the U.S. Final Prospectus, each as then supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend the Registration Statement or supplement the Canadian Final Prospectus or the U.S. Final Prospectus to comply with the securities laws, rules and regulations applicable in the Province of Ontario as interpreted and applied by the Reviewing Authority, the Canadian Securities Laws, the 1933 Act or the 1934 Act, or the respective rules thereunder, the Company promptly will (1) notify the Representatives of such event, (2) prepare and file with the Reviewing Authority, the Qualifying Authorities and the Commission, subject to the first sentence of paragraph (a) of this Section 3, an amendment or supplement which will correct such statement or omission or effect such compliance and (3) supply any supplemented Canadian Final Prospectus and U.S. Final Prospectus to the Representatives in such quantities as they may reasonably request.

(c)           Delivery of Filed Documents.

The Company has furnished or will deliver to the Representatives and counsel for the Underwriters, without charge, signed copies of the Canadian Base Prospectus and the Canadian Final Prospectus, approved, signed and certified as required by the securities laws of the Province of Ontario and the Canadian Securities Laws and signed and conformed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein and including a signed copy of the Form F-X), signed copies of all consents and certificates of experts and as many copies of the U.S. Final Prospectus and of the Canadian Final Prospectus (each as amended or supplemented) as the Representatives may reasonably request.

(d)           Blue Sky Qualifications.

The Company will use its commercially reasonable efforts, in cooperation with the Underwriters, to qualify the Underwritten Securities for offering and sale under the applicable securities laws of such states and other jurisdictions of the United States as the Representatives may designate and to maintain such qualifications in effect so long as required for the distribution of the Underwritten Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.  In each jurisdiction in which the Underwritten Securities have been so qualified, the Company will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification in effect so long as required for the sale of the Underwritten Securities.  The Company will also supply the Underwriters with such information as is necessary for the determination of the legality of the Underwritten Securities for investment under the laws of such jurisdictions as the Underwriters may reasonably request.

(e)            Issuer Free Writing Prospectus.

The Company agrees that unless it obtains the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with the Company that, unless it has obtained the prior written consent of the Company, it has not made and will not make any offer relating to the Underwritten Securities that would constitute an “issuer free writing prospectus” as defined in Rule 433 under the 1933 Act (“Issuer Free Writing Prospectus”) or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405 under the 1933 Act) required to be filed with the Commission; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the final term sheet prepared and filed pursuant to Section 3(a) hereof, any free writing prospectus that contains only information describing the terms of the Underwritten Securities or their offering that is included in the preliminary prospectus or the U.S. Final Prospectus and the Free Writing Prospectuses, if any, included in Schedule C to the Terms Agreement.  Any such free writing prospectus consented to by the Representatives, each Underwriter and the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433, in each case, under the 1933 Act, applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(f)            Rule 158.

With respect to the Underwritten Securities, the Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.

(g)           Use of Proceeds.

The Company will use the net proceeds received by it from the sale of the Underwritten Securities in the manner specified in the Disclosure Package, in the U.S. Final Prospectus and in the Canadian Final Prospectus under “Use of Proceeds”.

(h)           Restriction on Sale of Securities.

During the period between the execution of a Terms Agreement and the Closing Date, the Company will not, without the prior written consent of the Representatives, directly or indirectly, issue, sell, offer or contract to sell, grant any option for the sale of, or otherwise transfer or dispose of, any debt securities of the Company having a term of in excess of twelve months.

SECTION 4.        Payment of Expenses.

(a)           Expenses.

The Company will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and of each amendment thereto, any preliminary prospectuses, any Issuer Free Writing Prospectuses, the U.S. Final Prospectus, the Canadian Base Prospectus, the Canadian Final Prospectus and any amendments or supplements thereto, and the cost of furnishing copies thereof to the Underwriters, (ii) the preparation, printing and delivery to the Underwriters of this Agreement, the Terms Agreement, any Agreement among Underwriters, the Indenture and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Underwritten Securities, (iii) the preparation, issuance and delivery of the Underwritten Securities to the Underwriters, (iv) the fees and disbursements of the Company’s counsel, accountants and other advisors, (v) the qualification of the Underwritten Securities under securities laws in accordance with the provisions of Section 3(d) hereof, including the filing fees incident to any necessary filings under state securities laws and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of any blue sky survey and any supplement thereto, (vi) the printing and delivery to the Underwriters of copies of any preliminary prospectus, Issuer Free Writing Prospectus and of the U.S. Final Prospectus and the Canadian Final Prospectus and any amendments or supplements thereto, (vii) the preparation, printing and delivery to the Underwriters of copies of any blue sky survey and any supplement thereto, (viii) the fees and expenses of the Trustee, including the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Underwritten Securities and (ix) any fees payable in connection with the rating of the Underwritten Securities.  It is hereafter understood that except as specifically provided in this Section 4, the Underwriters will pay their own costs and expenses, including fees of their counsel, transfer taxes on resale of the Underwritten Securities by them and any advertising expenses in connection with the selling efforts they undertake.

(b)           Termination of Agreement.

If this Agreement is terminated by the Representatives in accordance with the provisions of Section 5 or Section 9(a)(i) hereof, the Company shall reimburse the Underwriters for all of their out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters.

SECTION 5.        Conditions of Underwriters’ Obligations.

The obligations of the several Underwriters to purchase Underwritten Securities pursuant to a Terms Agreement are subject to the accuracy in all material respects of the representations and warranties of the Company in Section 1 hereof as of the date of the applicable Terms Agreement, as of the Applicable Time and as of the Closing Time and in certificates of any officer of the Company or any subsidiary of the Company delivered pursuant to the provisions hereof, to the performance by the Company in all material respects of its covenants and other obligations hereunder, and to the following further conditions:

(a)           Effectiveness of Registration Statement.

The Canadian Final Prospectus, as amended and supplemented has been filed with the Reviewing Authority and the Qualifying Authorities under the Shelf Procedures pursuant to the applicable rules and regulations of the Reviewing Authority and the Qualifying Authorities; the U.S. Final Prospectus has been filed with the Commission pursuant to General Instruction II.L. of Form F-10 and Rule 424(b) under the 1933 Act, as applicable, under the 1933 Act within the applicable time period prescribed for filing and the Registration Statement has become effective under the 1933 Act; the final term sheet contemplated by Section 3(a) hereof, and any other material required to be filed by the Company pursuant to Rules 433(d) and 424(b), shall have been filed with the Reviewing Authority and with the Commission within the applicable time period prescribed for such filing by, where applicable, Rule 433; and at the Applicable Time and at the Closing Time: no stop order suspending the effectiveness of the Registration Statement under the 1933 Act shall have been issued and no proceeding for that purpose shall have been initiated, or to the knowledge of the Company, threatened by the Commission; no order of the Reviewing Authority or any Qualifying Authority to cease distribution of the Underwritten Securities under any Issuer Free Writing Prospectus or under the Canadian Final Prospectus as amended or supplemented has been issued, and no proceedings for such purpose have been instituted or, to the knowledge of the Company, threatened; and all requests for additional information in connection with the offering of the Underwritten Securities on the part of the Commission, the Reviewing Authority or any Qualifying Authority shall have been complied with.

(b)           Opinion of Canadian and U.S. Counsel for the Company.

At Closing Time, the Representatives shall have received the favorable opinion, dated as of Closing Time, of Torys LLP, Canadian and U.S. counsel for the Company, together with signed or reproduced copies of such letter for each of the other Underwriters to the effect set forth in Exhibits A and B hereto.

(c)            Opinion of U.S. Counsel for Underwriters.

At the Closing Time, the Representatives shall have received the favorable opinion, dated as of the date of the Closing Time, of Shearman & Sterling LLP, U.S. counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters with respect to the matters set forth in clauses (ii) through (iv), inclusive, (ix) and the penultimate paragraph of Exhibit B hereto.  In giving such opinion such counsel may rely, as to all matters governed by the laws of jurisdictions other than the law of the State of New York and the federal law of the United States, upon the opinions of counsel satisfactory to the Representatives.  Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and its subsidiaries and certificates of public officials.

(d)           Officers’ Certificate.

At the Closing Time, there shall not have been, since the Applicable Time or since the respective dates as of which information is given in the Disclosure Package, in the U.S. Final Prospectus, except as otherwise stated therein (exclusive of any amendments or supplements thereto after the Applicable Time) and in the Canadian Final Prospectus (exclusive of any amendments or supplements thereto after the Applicable Time), any material adverse change in the business, affairs, results of operations, assets, liabilities (contingent or otherwise) or capital of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and the Representatives shall have received a certificate of two officers of the Company, one of which shall be the President, Senior Vice President, Treasurer, Chief Financial Officer or Chief Accounting Officer of the Company, dated as of the Closing Time, to the effect that (A) there has been no such material adverse change, (B) the representations and warranties in Section 1 hereof are true and correct in all material respects with the same force and effect as though expressly made at and as of the Closing Time, (C) the Company has complied in all material respects with all agreements and satisfied in all material respects all conditions on its part to be performed or satisfied at or prior to the Closing Time, and (D) no stop order suspending the effectiveness of the Registration Statement under the 1933 Act has been issued and no order having the effect of ceasing or suspending the distribution of the Underwritten Securities has been issued by the Commission, the Reviewing Authority or any Qualifying Authority and no proceedings for that purpose have been instituted, or to the knowledge of the Company, are pending or are contemplated by the Commission, the Reviewing Authority or any Qualifying Authority.

(e)           Accountants’ Comfort Letters.

At the Applicable Time, the Representatives shall have received from PricewaterhouseCoopers LLP letters, related to the Company, dated such date, in form and substance reasonably satisfactory to the Representatives, together with signed or reproduced copies of such letters for each of the other Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Disclosure Package.

(f)            Bring-down Comfort Letters.

At the Closing Time, the Representatives shall have received from PricewaterhouseCoopers LLP letters, related to the Company, dated as of the date of the Closing Time, to the effect that they reaffirm the statements made in the letters furnished pursuant to subsection (e) of this Section, except that the specified date referred to shall be a date not more than three business days prior to Closing Time, and except that the references to the U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus shall reference the U.S. Final Prospectus and the Canadian Final Prospectus, respectively.

(g)           Maintenance of Rating.

Since the Applicable Time and prior to the Closing Time, there shall not have occurred a downgrading in the rating assigned to the Underwritten Securities by any “nationally recognized statistical rating organization”, as that term is defined in Section 3(a)(64) of the 1934 Act, and no such organization shall have publicly announced that it has under surveillance or review its rating of the Underwritten Securities.

(h)           Additional Documents.

At the Closing Time, counsel for the Underwriters shall have been furnished with such documents as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Underwritten Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Underwritten Securities as herein contemplated shall be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters.

(i)            Termination of Agreement.

If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Representatives by notice to the Company at any time at or prior to the Closing Time, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7, 8, 11 and 12 shall survive any such termination and remain in full force and effect.

SECTION 6.         Indemnification.

(a)           Indemnification of Underwriters.

(i)      The Company agrees to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(A)           against any and all loss, liability, claim, damage and reasonably incurred expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included in any preliminary prospectus or Issuer Free Writing Prospectus or the Disclosure Package or the U.S. Final Prospectus or the Canadian Final Prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(B)           against any and all loss, liability, claim, damage and reasonably incurred expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company; and

(C)           against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Representatives), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (A) or (B) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use in the Registration Statement (or any amendment thereto) or any preliminary prospectus or the Disclosure Package or the U.S. Final Prospectus or the Canadian Final Prospectus (or any amendment or supplement thereto).

(b)           Indemnification of Company, Directors and Officers.

Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement or the Canadian Final Prospectus, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and reasonably incurred expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto) or any preliminary prospectus or the Disclosure Package or the U.S. Final Prospectus or the Canadian Final Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use in the Registration Statement (or any amendment thereto) or such preliminary prospectus or the Disclosure Package or the U.S. Final Prospectus (or any amendment or supplement thereto) or the Canadian Final Prospectus (or any amendment or supplement thereto).

(c)           Actions against Parties; Notification.

Each indemnified party shall give notice in writing as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement.  The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense, in accordance with Sections 6(a) and 6(b), to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party.  Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party.  An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party.  Except as set out above, in no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.  No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)           Settlement without Consent if Failure to Reimburse.

If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel in accordance with this Section 6, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(i)(B) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 7.        Contribution.

If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Underwritten Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Underwritten Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Underwritten Securities pursuant to this Agreement (before deducting expenses) received by the Company and the total underwriting discount and commissions received by the Underwriters, in each case as set forth on the cover of the U.S. Final Prospectus, bear to the aggregate initial public offering price of the Underwritten Securities as set forth on such cover.

The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section.  The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Underwritten Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company.  The Underwriters’ respective obligations to contribute pursuant to this Section are several in proportion to the principal amount of Underwritten Securities set forth opposite their respective names in the applicable Terms Agreement and not joint.

SECTION 8.        Representations, Warranties and Agreements to Survive Delivery.

All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company submitted pursuant hereto shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or controlling person of any Underwriter, or by or on behalf of the Company, and shall survive delivery of the Underwritten Securities to the Underwriters.

SECTION 9.        Termination of Agreement.

(a)           Termination; General.

The Representatives may terminate any obligations under this Agreement to purchase Underwritten Securities pursuant to a Terms Agreement, by notice to the Company, at any time at or prior to the Closing Time (i) if there has occurred any outbreak of hostilities or escalation thereof or other calamity or crisis or any change in national or international political, financial or economic conditions, in each case which is such as to make it, in the reasonable judgment of the Representatives, impracticable to market the Underwritten Securities or to enforce contracts for the sale of the Underwritten Securities, or (ii) if a banking moratorium has been declared by any Canadian or U.S. federal or New York State authorities.

(b)           Liabilities.

If any obligations under this Agreement are terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7, 8, 11, and 12 shall survive such termination and remain in full force and effect with respect thereto.

SECTION 10.      Default by One or More of the Underwriters.

If one or more of the Underwriters shall fail at Closing Time to purchase the Underwritten Securities which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24-hour period, then:

(a)           if the number of Defaulted Securities does not exceed 10% of the aggregate principal amount of the Underwritten Securities to be purchased hereunder, the non-defaulting Underwriters shall be obligated, each severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

(b)           if the number of Defaulted Securities exceeds 10% of the aggregate principal amount of the Underwritten Securities to be purchased hereunder, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter.

No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement, either the Representatives or the Company shall have the right to postpone the Closing Time for a period not exceeding seven days in order to effect any required changes in the Registration Statement, Disclosure Package, U.S. Final Prospectus or Canadian Final Prospectus or in any other documents or arrangements.  As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section.

SECTION 11.      Agent for Service; Submission to Jurisdiction; Waiver of Immunities.

By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed Thomson Reuters Holdings Inc., 3 Times Square, New York, New York 10036 (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Underwritten Securities, that may be instituted in any federal or New York state court in the Borough of Manhattan in The City of New York, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation, (ii) submits to the jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon the Agent for Service and written notice of said service to the Company (mailed or delivered to its General Counsel at its registered office in Toronto, Ontario, Canada), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding.  The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Underwritten Securities shall be outstanding.

To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law; provided, however, that nothing in this paragraph shall require the Company to attorn to the jurisdiction of any court, other than any United States federal or state court located in the Borough of Manhattan, The City of New York, as provided above.

The provisions of this Section shall survive any termination of this Agreement, in whole or in part.

SECTION 12.       Judgment Currency.

The Company agrees to indemnify each Underwriter against any loss incurred by such Underwriter as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than United States dollars and as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such Underwriter is able to purchase United States dollars with the amount of the Judgment Currency actually received by such Underwriter.  The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid.  The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

SECTION 13.      Notices.

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication.  Notices to the Underwriters shall be directed to the Representatives as set out in the Terms Agreement; notices to the Company shall be directed to it at 3 Times Square, New York, New York 10036, attention: General Counsel, with an additional copy directed to it at 3 Times Square, New York, New York 10036, attention: Treasurer.  Any party may change its address for notice by providing notice to the other parties hereto given in the manner provided herein.

SECTION 14.      Parties.

This Agreement shall inure to the benefit of and be binding upon the Underwriters and the Company and their respective successors.  Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained.  This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation.  No purchaser of Underwritten Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 15.      No Advisory or Fiduciary Relationships.

The Company acknowledges and agrees that the Underwriters are acting solely in the capacity of an arm’s length contractual counterparty to the Company with respect to the offering of Underwritten Securities contemplated hereby and not as a financial advisor or a fiduciary to the Company or any other person.  Additionally, with respect to the offering of Underwritten Securities contemplated hereby, the Underwriters are not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction.  The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriters shall have no responsibility or liability to the Company with respect thereto.  Any review by the Underwriters of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Company.

SECTION 16.      GOVERNING LAW AND TIME.

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO ITS PRINCIPLES OF CONFLICT OF LAWS).  SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 17.      Effect of Headings.

The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 18.       Counterparts.

The Terms Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Exhibit A

OPINION OF TORYS
COMPANY’S CANADIAN COUNSEL
TO BE DELIVERED PURSUANT TO
SECTION 5(b)

(i)             The Company has been incorporated and is validly existing as a corporation under the laws of the Province of Ontario.

(ii)            The Company has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Disclosure Package, in the U.S. Final Prospectus and in the Canadian Final Prospectus and to enter into and perform its obligations under the Agreement.

(iii)           The authorized share capital of the Company is as set forth in the Disclosure Package, in the U.S. Final Prospectus and in the Canadian Final Prospectus under the caption “Share Capital.”

(iv)           The Agreement has been duly authorized, and, to the extent execution and delivery is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, executed and delivered by the Company.

(v)           ,The Underwritten Securities have been duly authorized by the Company and, assuming that the Underwritten Securities have been duly authenticated by the Trustee in the manner described in the Indenture and under New York law, the Underwritten Securities have been, to the extent issuance, execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, duly issued, executed and delivered by the Company; the Underwritten Securities are in the form contemplated by the Indenture and conform in all material respects to the description thereof in the Disclosure Package, in the U.S. Final Prospectus and in the Canadian Final Prospectus.

(vi)           The Indenture has been duly authorized and, to the extent execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, duly executed and delivered by the Company; the Indenture conforms in all material respects to the description thereof in the Disclosure Package, the U.S. Final Prospectus and in the Canadian Final Prospectus.

(vii)          The Company is a reporting issuer in the Province of Ontario and is not on the list of defaulting issuers maintained by the Reviewing Authority.

(viii)         The Indenture and the issuance of the Underwritten Securities thereunder comply, to the extent applicable, with the provisions of the Business Corporations Act (Ontario); no registration, filing or recording of the Indenture under the laws of Canada or the Province of Ontario is necessary or required for the issue of the Underwritten Securities or the consummation of the transactions contemplated by the Agreement or the Indenture.  All necessary documents have been filed, all necessary proceedings have been taken by the Company and all necessary authorizations, approvals, permits, consents and orders have been obtained under the securities laws of the Province of Ontario to permit the Underwritten Securities to be issued, offered, sold and delivered pursuant to the U.S. Canadian Multi-Jurisdictional Disclosure System (“MJDS”) in the United States; and no other consent, approval, authorization, license, order, registration, qualification or decree of or with any government, governmental “instrumentality, authority or agency or court of Canada or of the Province of Ontario is required for such issuance, offering, sale or delivery of the Underwritten Securities pursuant to MJDS in the United States or the consummation by the Company of the transactions contemplated by this Agreement, except such as have been obtained.

(ix)           The Underwritten Securities conform in all material respects to the descriptions thereof contained in the Disclosure Package, in the U.S. Final Prospectus and in the Canadian Final Prospectus.

(x)           A receipt has been obtained from the Reviewing Authority in respect of the Canadian Base Prospectus and, to the best of our knowledge, neither the Reviewing Authority nor any Qualifying Authority has revoked such receipt and no order suspending the distribution of the Underwritten Securities has been issued by the Reviewing Authority or any Qualifying Authority and no proceeding for that purpose has been initiated or threatened by the Reviewing Authority or any Qualifying Authority.

(xi)           The Canadian Final Prospectus (excluding the financial statements and other financial data included or incorporated therein or omitted therefrom as to which such counsel need express no opinion) appears on its face to have been appropriately responsive in all material respects to the requirements of the securities laws, rules and regulations applicable in the Province of Ontario as interpreted by the Reviewing Authority and the requirements of the Canadian Securities Laws for a public distribution in the United States only of securities pursuant to 71-101 CP.  The form of definitive global security representing the Underwritten Securities has been duly approved and adopted by the Company.

(xii)           To the best of our knowledge, except as disclosed in the Canadian Final Prospectus, there is not pending or threatened any action, suit, proceeding, inquiry or investigation, to which the Company or any subsidiary is a party, or to which the property of the Company or any subsidiary is subject, before or brought by any Canadian court or governmental agency or body, which might reasonably be expected to result in a Material Adverse Effect, or which might reasonably be expected to materially and adversely affect the consummation of the transactions contemplated in the Agreement or the performance by the Company of its obligations thereunder.

(xiii)         The information in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus under “Certain Canadian Federal Income Tax Considerations”, to the extent that it constitutes matters of law, summaries of legal matters, or legal conclusions, has been reviewed by us and is correct in all material respects.

(xiv)         There are no reports or other information that in accordance with the requirements of the Reviewing Authority or any Qualifying Authority must be made publicly available in connection with the offering of the Underwritten Securities that have not been made publicly available as required, and there are no documents required to be filed with the Reviewing Authority or any Qualifying Authority in connection with the Canadian Final Prospectus that have not been filed as required.

(xv)           The Company is eligible to file a short form prospectus with the Reviewing Authority and use the Shelf Procedures in respect of the Underwritten Securities.

(xvi)           The Canadian Final Prospectus has been filed with the Reviewing Authority and the Qualifying Authorities in the manner and within the time period required by the Shelf Procedures.

(xvii)        The execution, delivery and performance of the Agreement, the Indenture and the Underwritten Securities and the consummation of the transactions contemplated in the Agreement and in the Registration Statement (including the issuance and sale of the Underwritten Securities) and compliance by the Company with its obligations under the Agreement, the Indenture and the Underwritten Securities do not and will not, to the best of our knowledge, whether with or without the giving of notice or lapse of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined in Section 1(g) of the Agreement) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to, any material contract, indenture, loan or credit agreement, note, lease or any other agreement or instrument, known to us, to which the Company is a party or by which it may be bound, or to which any of the property or assets of the Company is subject (except for such conflicts, breaches or defaults or liens, charges or encumbrances that would not have a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter or by-laws of the Company, or any applicable law, statute, rule, regulation, judgment, order, writ or decree, known to us, of any Canadian or Ontario government, government instrumentality or court, having jurisdiction over the Company or any of its properties, assets or operations.

(xviii)       A court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give effect to the choice of the law of the State of New York (“New York Law”) as the proper law governing the Agreement, the Underwritten Securities and the Indenture, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of New York Law is not contrary to public policy, as that term is applied by an Ontario Court.

(xix)          There are no reasons under the laws of the Province of Ontario or the federal laws of Canada applicable therein for avoiding the choice of New York Law to govern the Agreement, the Underwritten Securities and the Indenture.

(xx)           In an action on a final, conclusive and subsisting judgment in personam of any federal or state court sitting in The City of New York (a “New York Court”) that is not impeachable as void or voidable under New York Law, an Ontario Court would give effect to the appointment by the Company of Thomson Reuters Holdings Inc. as its agent to receive service of process in the United States under the Registration Statement, Indenture and the Agreement and to the provisions in the Indenture and the Agreement whereby the Company has submitted to the non-exclusive jurisdiction of a New York Court.

(xxi)           If the Agreement, the Underwritten Securities or the Indenture are sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York Law, and an Ontario Court recognized the choice of New York Law, an Ontario Court would upon appropriate evidence as to such law being adduced, apply such law in the enforcement of such documents, provided that none of the provisions of the Agreement, the Underwritten Securities or the Indenture, or of applicable New York Law, is contrary to public policy as that term is applied by an Ontario Court; provided, however, that, in matters of procedure, the laws of the Province of Ontario will be applied, and an Ontario Court will retain discretion to decline to hear such action if it is contrary to public policy, as that term is applied by an Ontario Court, for it to do so; or if it is not the proper forum to hear such an action, or if concurrent proceedings are being brought elsewhere.

(xxii)         The laws of the Province of Ontario and the federal laws of Canada applicable therein permit an action to be brought before an Ontario Court on a final and conclusive judgment in personam of a New York Court respecting the enforcement of the Agreement, the Underwritten Securities or the Indenture that is not impeachable as void or voidable or otherwise ineffective under New York Law and for a sum certain if: (a) the New York Court rendering such judgment had jurisdiction over the Company, as recognized by an Ontario Court; (b) such judgment was not obtained by fraud or in a manner contrary to natural justice or other rule of law, whether equitable, legal or statutory, and the enforcement thereof would not be inconsistent with public policy as such term is understood under the laws of the Province of Ontario or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (c) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; and (d) the action to enforce such judgment is commenced within the applicable limitation period.

(xxiii)        All payments by the Company pursuant to the Agreement shall be made without withholding for taxes under the Income Tax Act (Canada) provided that such payments are not in respect of services rendered in Canada.

We have participated in the preparation of the Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus and in conferences with officers and other representatives of the Company, representatives of the independent chartered accountants for the Company, and the representatives of the Underwriters, at which the contents of the Registration Statement, the Disclosure Package, the Canadian Final Prospectus, the U.S. Final Prospectus and related matters were discussed and, although we have not undertaken to investigate or verify independently, and we are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Disclosure Package, the Canadian Final Prospectus or the U.S. Final Prospectus, except for those referred to in paragraph (xiii) above, on the basis of the foregoing, nothing has come to our attention that would lead us to believe that (i) any such document (except for the financial statements and schedules and other financial data included or incorporated therein or omitted therefrom as to which we need make no statement) at the time as such document was filed contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) that the Canadian Final Prospectus or any amendment or supplement thereto (except for the financial statements and schedules and other financial data included or incorporated therein or omitted therefrom, as to which we need make no statement), at the time the Canadian Final Prospectus was issued, at the time any such amended or supplemented prospectus was issued or at the Closing Time, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (iii) the Disclosure Package (except for the financial statements and schedules and other financial data included or incorporated therein or omitted therefrom, as to which we need make no statement), at the Applicable Time included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

In rendering such opinion, such counsel may rely, as to matters of fact (but not as to legal conclusions), to the extent they deem proper, on certificates of responsible officers of the Company and public officials.  Such counsel may also rely as to matters involving the application of laws of any jurisdiction other than the Province of Ontario or the federal laws of Canada, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel who are reasonably satisfactory to counsel for the Underwriters.

Exhibit B

OPINION OF TORYS
COMPANY’S U.S. COUNSEL
TO BE DELIVERED PURSUANT TO
SECTION 5(b)

(i)            Each U.S. Material Subsidiary has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Disclosure Package, in the Canadian Final Prospectus and in the U.S. Final Prospectus; except as otherwise disclosed in the Disclosure Package and the U.S. Final Prospectus, all of the issued and outstanding capital stock of each U.S. Material Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and, to the best of our knowledge, based solely upon our review of the minute books, is owned by the Company, directly or through subsidiaries.  U.S. Material Subsidiary means, for this purpose, the subsidiaries of the Company that are incorporated in the United States, for which either (A) the total assets of the subsidiary exceed 10 per cent of the consolidated assets of the Company or (B) the sales and operating revenues of the subsidiary exceed 10 per cent of the consolidated sales and operating revenues of the Company, in each case as determined by the Company (i) based on the consolidated financial statements of the Company as at and for the year ended December 31, 2010 and (ii) excluding intermediate holding companies.  Each U.S. Material Subsidiary shall be identified as such in the opinion.

(ii)           Assuming the due authorization, execution and delivery of the Agreement by the Company under the laws of the Province of Ontario and the federal laws of Canada applicable therein, the Agreement (to the extent execution and delivery are governed by the laws of the State of New York) has been duly executed and delivered by the Company.

(iii)           Assuming the due authorization, execution and delivery of the Indenture by the Company under the laws of the Province of Ontario and the federal laws of Canada applicable therein and assuming the due authorization, execution and delivery of the Indenture by the Trustee, the Indenture (to the extent execution and delivery are governed by the laws of New York) has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); the Indenture has been duly qualified under the applicable provisions of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

(iv)           Assuming the due authorization, execution, issuance and delivery of the Underwritten Securities by the Company under the laws of the Province of Ontario and the federal laws of Canada applicable therein and assuming the due authentication of the Underwritten Securities by the Trustee in the manner described in its certificate delivered to you today (which fact we have not determined by an inspection of the Underwritten Securities), the Underwritten Securities (to the extent that execution, issuance and delivery are governed by the laws of New York) have been duly executed, issued and delivered and constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and will be entitled to the benefits of the Indenture.

B-1

(v)           The Registration Statement is effective under the 1933 Act; no stop order suspending the effectiveness of the Registration Statement has been issued under the 1933 Act and, to the best of our knowledge, no proceedings for that purpose have been instituted or are pending or threatened by the Commission.

(vi)           To the best of our knowledge, except as disclosed in the U.S. Final Prospectus, there is not pending or threatened any action, suit, proceeding, inquiry or investigation, to which the Company or any subsidiary is a party, or to which the property of the Company or any subsidiary is subject, before or brought by any court or governmental agency or body in the United States, which might reasonably be expected to result in a Material Adverse Effect, or which might reasonably be expected to materially and adversely affect the consummation of the transactions contemplated in the Agreement or the performance by the Company of its obligations thereunder.

(vii)          The information in the Disclosure Package and the U.S. Final Prospectus under “Certain United States Federal Income Tax Considerations”, to the extent that it constitutes matters of law, summaries of legal matters, or legal conclusions, has been reviewed by us and is correct in all material respects.

(viii)         No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency in the United States (other than under the 1933 Act and the 1933 Act Regulations, which have been obtained, or as may be required under the securities or blue sky laws of the various states) is necessary or required in connection with the due authorization, execution and delivery of the Agreement, the due execution, delivery or performance of the Indenture by the Company or for the offering, issuance, sale or delivery of the Underwritten Securities.

(ix)           The execution, delivery and performance of the Agreement, the Indenture and the Underwritten Securities and the consummation of the transactions contemplated in the Agreement and in the Registration Statement (including the issuance and sale of the Underwritten Securities) and compliance by the Company with its obligations under the Agreement, the Indenture and the Underwritten Securities do not and will not result in any violation of the provisions of the charter or by-laws of any U.S. Subsidiary, or result in any violation of any applicable U.S. or New York law, statute, rule, regulation, judgment, order, writ or decree, known to us, of any U.S. government, government instrumentality or court, having jurisdiction over the Company or any of its properties, assets or operations.

(x)           The Company is not and, after giving effect to the offering and sale of the Underwritten Securities and the application of the proceeds as described in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus will not be required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(xi)           Assuming the due authorization, execution and delivery of the Agreement and the Indenture by the Company under the laws of Canada, the submission by the Company to the non-exclusive jurisdiction of any New York Court pursuant to Section 11 of the Agreement and Section 113 of the Indenture is effective and the appointment of the agent for service of process pursuant to Section 11 of the Agreement and Section 113 of the Indenture is binding on the Company.

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(xii)           Each document, if any, filed pursuant to the 1934 Act and incorporated by reference in the Disclosure Package or the U.S. Final Prospectus (other than the financial statements and supporting schedules included therein or omitted therefrom, as to which we need express no opinion) complied when so filed as to form in all material respects with the 1934 Act and the applicable rules and regulations of the Commission thereunder; the Registration Statement and the U.S. Final Prospectus and each amendment or supplement to the Registration Statement and the U.S. Final Prospectus as of their respective effective or issue dates (other than the financial statements and supporting schedules included therein or omitted therefrom, as to which we need express no opinion) complied as to form in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations.

We have participated in the preparation of the Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus and in conferences with officers and other representatives of the Company, representatives of the independent chartered accountants for the Company, and the representatives of the Underwriters, at which the contents of the Registration Statement, the Disclosure Package, the Canadian Final Prospectus, the U.S. Final Prospectus and related matters were discussed and, although we have not undertaken to investigate or verify independently, and we are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Disclosure Package, the Canadian Final Prospectus or the U.S. Final Prospectus, except for those referred to in paragraph (vii) above, on the basis of the foregoing, nothing has come to our attention that would lead us to believe that (i) the Registration Statement or any amendment thereto (except for the financial statements and schedules and other financial data included or incorporated therein or omitted therefrom and except for the Statement of Eligibility and Qualification on Form T-1 of a Trustee as to which we need make no statement) at the time such Registration Statement or any such amendment became effective or at the Applicable Time contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) that the U.S. Final Prospectus or any amendment or supplement thereto (except for the financial statements and schedules and other financial data included or incorporated therein or omitted therefrom, as to which we need make no statement), at the time the U.S. Final Prospectus was issued, at the time any such amended or supplemented prospectus was issued or at the Closing Time, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) the Disclosure Package (except for the financial statements and schedules and other financial data included or incorporated therein or omitted therefrom, as to which we need make no statement), at the Applicable Time included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

In rendering such opinion, such counsel may rely as to matters of fact (but not as to legal conclusions), to the extent they deem proper, on certificates of responsible officers of the Company and public officials.  Such opinion shall not state that it is to be governed or qualified by, or that it is otherwise subject to, any treatise, written policy or other document relating to legal opinions, including, without limitation, the Legal Opinion Accord of the ABA Section of Business Law (1991).

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